UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)

Kforce Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

493732101

(CUSIP Number)

Robert J. Grammig, Esq.

Holland & Knight, LLP

100 North Tampa Street, Suite 4100

Tampa, Florida 33602

(813) 227-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 493732101	Schedule 13D/A	Page 2 of 4

1	Names of Reporting Persons: I.R.S. Identification No. of above persons Hall, Kinion & Associates, Inc. 77-0337705

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ (1)

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power See item 5. 8 Shared Voting Power See item 5. 9 Sole Dispositive Power See item 5. 10 Shared Dispositive Power See item 5.

11	Aggregate Amount Beneficially Owned by Each Reporting Person See item 5.

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11) See item 5.	☐

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 493732101	Schedule 13D/A	Page 3 of 4

Pursuant to Rule 13d-2(a) and Rule 13d-2(e) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13D statement dated December 11, 2003 relating to the shares of common stock of Kforce Inc. (the “Issuer”).

Item 4.        Purpose of Transaction.

On June 7, 2004, the previously announced merger of the Issuer with Hall, Kinion & Associates, Inc. (“Hall Kinion”) was completed. As a result of the merger, each outstanding share of common stock of Hall Kinion was converted into the right to receive .45 shares of common stock of the Issuer.

Item 5.        Interest in Securities of the Issuer.

As a result of the merger, the Issuer owns all of the outstanding shares of Hall Kinion and Hall Kinion is no longer a beneficial owner of more than five percent of the Issuer’s common stock.

CUSIP No. 493732101	Schedule 13D/A	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2004

HALL, KINION & ASSOCIATES, INC. a Delaware corporation

David L. Dunkel

David L. Dunkel, Chief Executive Officer and President